January 3, 2025

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form AW – Request for Withdrawal

FT 11978

Amendment No. 1 to Registration on Form S-6

ACCESSION NUMBER: 0001445546-25-000024

(File No. 333-283624; CIK No. 2043914)

Ladies and Gentlemen:

On behalf of First Trust Portfolios L.P. (“Depositor”), depositor, sponsor and principal underwriter of FT 11978 (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned amendment to Form S-6 for the Trust pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. This amendment was inadvertently filed. No securities of the Trust have been sold pursuant to the amendment.

Sincerely,

FT 11978

First Trust Portfolios L.P.

By: /s/ Ronda L. Saeli-Chiappe

Ronda L. Saeli-Chiappe,

Vice President